September 25, 2015

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated June 27, 2011 regarding the sale of Institutional Class and Retail Class shares of the M.D. Sass 1-3 Year Duration U.S. Agency Bond Fund, our opinion dated June 27, 2013 regarding the sale of Institutional Class and Retail Class shares of the M.D. Sass Equity Income Plus Fund and our opinion dated March 23, 2015 regarding the sale of Class C shares of the M.D. Sass Equity Income Plus Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours, /s/ Godfrey & Kahn, S.C. GODFREY & KAHN, S.C.